ATTORNEYS AT LAW 777 EAST WISCONSIN AVENUE MILWAUKEE, WI 53202-5306 414.271.2400 TEL 414.297.4900 FAX WWW.FOLEY.COM WRITER’S DIRECT LINE 414.297.5668 rryba@foley.com EMAIL

March 22, 2019

Division of Corporation Finance

Office of Manufacturing and Construction

U.S. Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Attention:	Mindy Hooker

                    Kevin Stertzel

                    Sherry Haywood

                    Jay Ingram

Re:    Mayville Engineering Company, Inc.

CONFIDENTIAL Draft Registration Statement on Form S-1

Submitted February 8, 2019

CIK No. 1766368

Ladies and Gentlemen:

On behalf of our client, Mayville Engineering Company, Inc. (the “Company” or “MEC”), set forth below are the responses of the Company to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission set forth in the Staff’s letter, dated March 7, 2019, with respect to the above referenced Draft Registration Statement on Form S-1 (the “Registration Statement”). We are concurrently submitting via EDGAR this letter and an amended draft of the Registration Statement (the “Amended Registration Statement”). The numbered items set forth below repeat (in bold italics) the comments of the Staff reflected in the Staff’s comment letter, and following such comments are the responses of the Company (in regular type).

DRS S-1 Filed February 8, 2019

General, page i

1.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: The Company respectfully advises the Staff that the Company has not provided, nor has the Company authorized anyone to provide on its behalf, written communications to potential investors in reliance on Section 5(d) of the Securities Act of 1933, as amended. To the extent that such written communications are presented to potential investors by the Company or anyone authorized to do so on the Company’s behalf, the Company will supplementally provide such copies to the Staff.

AUSTIN BOSTON CHICAGO DALLAS DENVER	DETROIT HOUSTON JACKSONVILLE LOS ANGELES MADISON	MEXICO CITY MIAMI MILWAUKEE NEW YORK ORLANDO	SACRAMENTO SAN DIEGO SAN FRANCISCO SILICON VALLEY TALLAHASSEE	TAMPA WASHINGTON, D.C. BRUSSELS TOKYO

U.S. Securities and Exchange Commission

March 22, 2019

The Offering, page 11

2.

We note disclosure in the last bullet of the Risk Factors section on this page of the retroactive effect of a stock dividend to be paid in 2019. In this section, please explain the stock dividend or provide a reference to disclosure in the registration statement that explains the stock dividend.

Response: The Company has revised the disclosure noted by the Staff in this comment. Solely for the information of the Staff, the stock dividend, as opposed to a stock split, will be consummated in connection with and to facilitate the initial public offering. The stock dividend is intended to achieve the same result as a stock split, to increase the number of shares of common stock outstanding prior to the public offering, however, for Wisconsin corporations like the Company, a stock dividend is the preferred method to achieve this result.

Use of Proceeds, page 33

3.

We note your disclosure that the net proceeds may be used for future acquisitions of businesses. Please revise to identify any planned acquisitions pursuant to Instruction 6 of Item 504. Alternatively, if you have no current specific plan for the proceeds, please so state.

Response: In response to the Staff’s comment, the Company has revised this disclosure.

Financial Statements, page F-1

4.	Please note that once you have provided updated financial information, we will need sufficient time to review such information and may have additional comments.

Response: The Company has included the updated financial information in the Amended Registration Statement concurrently submitted herewith. The Company understands that the Staff will need sufficient time to review the updated financial information and that the inclusion of such information may cause the Staff to issue additional comments.

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Should you have any questions regarding the foregoing, please do not hesitate to contact me at (414) 297-5668 or rryba@foley.com.

Very truly yours,

/s/ Russell E. Ryba

Russell E. Ryba

cc:     Robert D. Kamphuis

          Todd M. Butz

    Mayville Engineering Company, Inc.